

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

<u>Via Email</u>
Jay Lutsky
Chief Executive Officer
Xian Resources, Ltd
1175 Osage, Suite 204
Denver, CO 80204

      Re: **Xian Resources, Ltd**
              Form 10-K for the fiscal year ended May 31, 2012
              Filed August 27, 2012
              File No. 000-53344

Dear Mr. Lutsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief